SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT
Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. )

OCEANPAL INC.
(Name of Subject Company (Issuer))

OCEANPAL INC.
(Names of Filing Person(s) (Issuer))

7.0% Series D Cumulative Convertible Perpetual Preferred Stock, Par Value $0.01 per share
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Margarita Veniou
OceanPal Inc.
Pendelis 26, 175 64 Palaio Faliro, Athens, Greece
Tel: + 30-210-9485-360

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

Edward S. Horton, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004

December 3, 2025
(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates to the offer by OceanPal Inc., a Marshall Islands corporation ("OceanPal" or the "Company"), to purchase any and all outstanding shares of its 7.0% Series D Cumulative Convertible Perpetual Preferred Stock, par value $0.01 per share, with a $1,000 liquidation preference per share, (the “Series D Preferred Shares” or the “shares”), at a price of $1,400 per share, plus Accrued Dividends (as defined in the Offer to Purchase), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 3, 2025 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, and as more particularly described below.

Item 1. Summary Term Sheet.

The information set forth under "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is OceanPal Inc., a Marshall Islands corporation, and the address of its principal executive office is c/o Steamship Shipbroking Enterprises Inc., Pendelis 26, 175 64 Palaio Faliro, Athens, Greece. The telephone number of its principal executive office is + 30-210-9485-360.

(b) The information set forth under "Introduction" in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under Section 7 ("Price Range of the Shares") is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) The Company is the filing person. The Company's address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 9 ("Information About OceanPal Inc.") is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

"Summary Term Sheet";

"Introduction";

Section 1 ("Terms of the Offer");

Section 2 ("Purpose of the Offer; Certain Effects of the Offer; Other Plans");

Section 3 ("Procedures for Tendering Shares");

Section 4 ("Withdrawal Rights");

Section 5 ("Purchase of Shares and Payment of Purchase Price");

Section 6 ("Conditions of the Offer");

Section 10 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares");

Section 13 ("Certain Material U.S. Federal Income Tax Consequences of the Offer to U.S. Holders"); and

Section 14 ("Extension of the Offer; Termination; Amendment").

(b) The information in the "Introduction" to the Offer to Purchase and in Section 10 of the Offer to Purchase ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in the Offer to Purchase under Section 10 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c) The information set forth in the Offer to Purchase under Section 2 ("Purpose of the Offer; Certain Effects of the Offer; Other Plans") is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offer to Purchase under Section 8 ("Source and Amount of Funds") is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under Section 6 ("Conditions of the Offer") and Section 8 (“Source and Amount of Funds”) is incorporated herein by reference.

(d) The information set forth in the Offer to Purchase under Section 8 ("Source and Amount of Funds") is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) and (b) The information set forth in the Offer to Purchase under Section 10 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Offer to Purchase under Section 15 ("Fees and Expenses") is incorporated herein by reference.

Item 10. Financial Statements.

Not Applicable.

Item 11. Additional Information.

(a) The information set forth in the Offer to Purchase under Section 10 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares"), Section 9 ("Information about OceanPal Inc."), Section 11 ("Effects of the Offer on the Market for Shares; Registration under the Exchange Act") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference. To the knowledge of the Company, there are no applicable regulatory requirements or approvals needed for the Offer. There are no applicable antitrust laws. The margin requirements of Section 7 of the Exchange Act and the applicable regulations are inapplicable. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits.

(a)	(a)(1)(A)*	Offer to Purchase dated December 3, 2025.

	(a)(1)(B)*	Letter of Transmittal.

	(a)(1)(C)*	Press Release dated December 3, 2025.

	(a)(2)	Not Applicable.

	(a)(3)	Not Applicable.

	(a)(4)	Not Applicable.

	(a)(5)	Not Applicable.

	(b)	Not Applicable.

	(d)(1)	Amended and Restated Stockholders Rights Agreement dated October 27, 2025, incorporated by reference to the Form 6-K filed on October 28, 2025.

	(d)(2)	Not Applicable.

	(g)	Not Applicable.

	(h)	Not Applicable.

b)	Not Applicable.

c)	Filing Fee Table.*

Item 13. Information Required by Schedule 13E-3.
Not Applicable.
________________
* Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OceanPal, Inc.

By:	/s/ Robert Perri
Name: Robert Perri
Title: Co-Chief Executive Officer

Dated: December 3, 2025